SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notice to the Market

Statement of an Increase in Shareholding Interest

São Paulo, October 11, 2011 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL) (S&P/Fitch: BB-/BB-, Moody’s: B1), the largest low-fare, low-cost airline in Latin America, hereby informs that it received the following notice from its shareholder Wellington Management Company, LLP:

“Wellington Management Company, LLP ("Wellington Management"), a limited liability partnership validly existing under the laws of the Commonwealth of Massachusetts, USA, headquartered at 280 Congress Street, Boston, Massachusetts, 02210, USA, hereby informs Gol Linhas Aereas S.A. (the "Company"), for the purposes of compliance with Section 12 of CVM Ruling 385/02, as amended by CVM Ruling 449/07.

     Wellington Management is registered as an investment adviser with the United States Securities and Exchange Commission under section 203 of the Investment Advisors Act of 1940, as amended and acts as discretionary investment manager on behalf of various separate accounts (the "Accounts"), that hold an interest in shares of the Company. The Accounts do not act as a group nor do they act in concert with respect to the interest in shares. Wellington Management acquired the interests in shares for the Accounts in its capacity as discretionary investment manager to, and solely for the benefit of, the Accounts, and the interests were acquired solely for investment purposes. The shares are registered in the name of the Accounts according to their respective holdings.

Wellington Management, as the discretionary investment manger of the Accounts, hereby informs, that as of 10 October, 2011, the Accounts have acquired, in the aggregate, a total of 6,722,298 shares issued by the Company. This represents 5.04% of the shares outstanding.”

Wellington Management declares that does not hold any debentures convertible into shares issued by GOL and has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase or sale of securities issued by GOL.

Contact

Investor Relations

Leonardo Pereira –CFO

Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations

Ricardo Rocca – Investor Relations

Phone.: (55 11) 2128-4700

E-mail: ri@golnaweb.com.br

Website:www.voegol.com.br/ir

Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail:  comcorp@golnaweb.com.br

Twitter: www.twitter.com/GOLcomunicacao

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone.: +1 (212) 704-8196 / 704-4590

E-mail: meaghan.smith@edelman.com

or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.